Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, April 08, 2022 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), hereby informs its shareholders and the market in general that, on this date, it resubmitted its Management Proposal, referring to the Annual Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 25, 2022, at 09:00 a.m., exclusively digitally, to rectify the amount corresponding to the average compensation paid to the executive officers in fiscal year ended on December 31, 2021 indicated in item 13.11 of the Management Proposal.

The Investor Relations team is available for any further clarification, by calling +55 (11) 3503-9330 and by email ri@suzano.com.br.

São Paulo, April 08, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer